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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                            ------------------------


                                AMENDMENT NO. 5


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.
                           (Name of Subject Company)

                         HERBALIFE INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              426908208 (CLASS A)
                              426908307 (CLASS B)
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                CHRISTOPHER PAIR
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF OPERATING OFFICER AND SECRETARY
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1501
                                 (310) 410-9600
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

                            ------------------------

                                   COPIES TO:

            ANTHONY T. ILER, ESQ.                     JOHN M. NEWELL, ESQ.
             IRELL & MANELLA LLP                        LATHAM & WATKINS
      333 SOUTH HOPE STREET, SUITE 3300        633 WEST FIFTH STREET, SUITE 4000
        LOS ANGELES, CALIFORNIA 90071            LOS ANGELES, CALIFORNIA 90071
                (213) 620-1555                           (213) 485-1234


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     The Company hereby amends and supplements its Schedule 14D-9, filed
September 17, 1999 (as amended, the "Schedule 14D-9"), as set forth in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.


     Item 8(a) is hereby amended as follows:

     The third paragraph under the heading "The Tender Offer -- 10. The Merger Agreement," which appears on page 37 of the Offer to Purchase, is replaced in its entirety with the following:

          Notwithstanding the foregoing, if on any scheduled Expiration Time of the Offer, which shall initially be 20 business days after the commencement date of the Offer, all Offer Conditions have not been satisfied or waived, the Merger Agreement provides that the Purchaser may, without the consent of the Company, and at the request of the Company shall, from time to time, extend the Expiration Time of the Offer, and the Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the SEC staff applicable to the Offer.

          On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of
     (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5 regarding Governmental Approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See
     Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 12.


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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.




EXHIBIT
NUMBER                             DESCRIPTION
-------    ------------------------------------------------------------
(c)(1)     Letter from Donaldson, Lufkin & Jenrette Securities
           Corporation to The Board of Directors and the Special
           Committee of Herbalife International, Inc., dated
           September 13, 1999 (incorporated by reference to Exhibit
           (b)(1) of amendment no. 2 to Schedule 14D-1).
(d)(1)     Complaint in Patricia Lisa and Harbor Finance Partners vs.
           Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
           September 14, 1999) (incorporated by reference to
           Exhibit (g)(1) of amendment no. 2 to Schedule 14D-1).
(d)(2)     Complaint in Stuart H. Savett vs. Herbalife International,
           Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
           1999) (incorporated by reference to Exhibit (g)(2) of
           amendment no. 2 to Schedule 14D-1).
(d)(3)     Complaint in Kenneth Schweitzer vs. Herbalife International,
           Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15,
           1999) (incorporated by reference to Exhibit (g)(3) of
           amendment no. 2 to Schedule 14D-1).
(d)(4)     Complaint in Frances Longstreth vs. Herbalife International,
           Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(4) of amendment
           no. 2 to Schedule 14D-1).
(d)(5)     Complaint in Rae Ellen Plattus vs. Christopher Pair, et al.,
           Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(5) of amendment
           no. 2 to Schedule 14D-1).
(d)(6)     Complaint in Colleen M. Tharp vs. Herbalife International,
           Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
           (incorporated by reference to Exhibit (g)(6) of amendment
           no. 2 to Schedule 14D-1).
(d)(7)     Complaint in Francis Mcfarlain, IRA vs. Herbalife
           International, Inc., Case No. A408159I (NV Dist. Ct.,
           September 15, 1999) (incorporated by reference to
           Exhibit (g)(7) of amendment no. 2 to Schedule 14D-1).
(d)(8)     Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
           BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment no. 2 to
           Schedule 14D-1).
(d)(9)     Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           BC 216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment no. 4 to
           Schedule 14D-1).
(d)(10)    Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment no. 4 to
           Schedule 14D-1).
(d)(11)    Complaint in Michael Vaupel vs. Mark Hughes, et al., Case No.
           BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment no. 6 to Schedule 14D-1).

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HERBALIFE INTERNATIONAL, INC.

                                          By: /s/ CHRISTOPHER PAIR

                                            ------------------------------------
                                            Name:  Christopher Pair
                                            Title: Executive Vice President,
                                                   Chief Operating Officer and
                                                   Secretary


Dated: October 15, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(c)(1)     Letter from Donaldson, Lufkin & Jenrette Securities
           Corporation to The Board of Directors and the Special
           Committee of Herbalife International, Inc., dated
           September 13, 1999 (incorporated by reference to Exhibit
           (b)(1) of amendment no. 2 to Schedule 14D-1).
(d)(1)     Complaint in Patricia Lisa and Harbor Finance Partners vs.
           Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
           September 14, 1999) (incorporated by reference to
           Exhibit (g)(1) of amendment no. 2 to Schedule 14D-1).
(d)(2)     Complaint in Stuart H. Savett vs. Herbalife International,
           Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
           1999) (incorporated by reference to Exhibit (g)(2) of
           amendment no. 2 to Schedule 14D-1).
(d)(3)     Complaint in Kenneth Schweitzer vs. Herbalife International,
           Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15,
           1999) (incorporated by reference to Exhibit (g)(3) of
           amendment no. 2 to Schedule 14D-1).
(d)(4)     Complaint in Frances Longstreth vs. Herbalife International,
           Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(4) of amendment
           no. 2 to Schedule 14D-1).
(d)(5)     Complaint in Rae Ellen Plattus vs. Christopher Pair, et al.,
           Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(5) of amendment
           no. 2 to Schedule 14D-1).
(d)(6)     Complaint in Colleen M. Tharp vs. Herbalife International,
           Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
           (incorporated by reference to Exhibit (g)(6) of amendment
           no. 2 to Schedule 14D-1).
(d)(7)     Complaint in Francis Mcfarlain, IRA vs. Herbalife
           International, Inc., Case No. A408159I (NV Dist. Ct.,
           September 15, 1999) (incorporated by reference to
           Exhibit (g)(7) of amendment no. 2 to Schedule 14D-1).
(d)(8)     Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
           BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment no. 2 to
           Schedule 14D-1).
(d)(9)     Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           BC 216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment no. 4 to
           Schedule 14D-1).
(d)(10)    Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment no. 4 to
           Schedule 14D-1).
(d)(11)    Complaint in Michael Vaupel vs. Mark Hughes, et al., Case No.
           BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment no. 6 to Schedule 14D-1).